NO ACT

PE
12-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005794

January 4, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-11

Megan Pavich
Senior Attorney
Securities and Corporate Governance
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Re: The Allstate Corporation
Incoming letter dated December 20, 2010

Dear Ms. Pavich:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposal submitted to Allstate by Emil Rossi. We also have received letters on the proponent's behalf dated December 27, 2010 and December 28, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Allstate Corporation
Incoming letter dated December 20, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to some basis for your view that Allstate may exclude the proposal under rule 14a-(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Allstate to amend Allstate's Restated Certificate of Incorporation to require that a special meeting be called upon the request of holders of record of at least 20% of the voting power of all outstanding shares of capital stock of the Company. You indicate that the proposal and the proposal sponsored by Allstate directly conflict and that inclusion of both proposals in the proxy materials would present alternative and conflicting decisions for the stockholders. You also indicate that approval of both proposals would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Special Meeting Topic at 10%
Emil Rossi

Ladies and Gentlemen:

This responds further to the December 20, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up an unnecessary shareholder vote.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

The company does not explain why it only plans to submit one proposal when there are three or more separate issues for shareholders to consider. The separate issues involved include at least:

1) 20% of the voting power to be able to call a special meeting.
2) Whether shareholders changed their mind and are now satisfied with a 20%-threshold after they approved a 10%-threshold in 2010.
3) Whether this provision for 20% of the voting power should unnecessarily be put in the Certificate of Incorporation. If the 20% provision is made part of the Certificate of Incorporation it will be more difficult for shareholders to subsequently influence the company to adopt a 10% threshold, which shareholders already approved.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Emil Rossi
Megan Pavich <Megan.Pavich@allstate.com>

[ALL: Rule 14a-8 Proposal, October 21, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55% support to the 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Emil Rossi, *** FISMA & OMB Memorandum M-07-16 ***, sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Special Meeting Topic at 10%
Emil Rossi

Ladies and Gentlemen:

This responds to the December 20, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up an unnecessary shareholder vote.

The company does not state whether it "intends" to disclose in its 2011 annual meeting proxy that shareholders gave 55%-support to the 2010 shareholder proposal for owners of 10% of shares to call a special meeting.

The company does not state whether it "intends" to disclose in its 2011 annual meeting proxy that the company does not need a shareholder vote to adopt its weak version of the proposal topic that won 55%-support at the 2010 annual meeting (20% vs. 10% of shareholders to call a special meeting).

The company does not state whether it believes shareholders have a right to disclosure that they are being put through an unnecessary vote.

The company does not state whether it believes shareholders have a right to disclosure that they are being put through an unnecessary vote in order to prevent shareholders from reiterating their support for 10% of shareholders to be able to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Emil Rossi
Megan Pavich <Megan.Pavich@allstate.com>

[ALL: Rule 14a-8 Proposal, October 21, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55% support to the 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or


Allstate
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

December 20, 2010

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND NEXT BUSINESS DAY DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated October 4, 2010, (the "Proposal"), from Emil Rossi (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2011 Annual Meeting is scheduled to be held on or about May 17, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

The Allstate Corporation
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

SUMMARY OF PROPOSAL

The resolution contained in the Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

The supporting statement included in the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2011 Annual Meeting.

Currently, neither the Corporation's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") nor the Corporation's Amended and Restated Bylaws (the "Bylaws"), permit stockholders to call a special meeting. The Corporation intends to submit a proposal at its 2011 Annual Meeting asking the Corporation's stockholders to approve amendments to the Restated Certificate of Incorporation that would require the Corporation to call a special meeting of stockholders upon the request of holders of record of at least 20% of the voting power of all outstanding shares of capital stock of the Corporation (the "Corporation Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See Exchange Act Release 34-40018*, (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in ambiguous and conflicting results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Becton, Dickinson and Co.* (Nov. 12, 2009) *("Becton")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (May 29, 2009) *("Heinz")* (same); *International Paper Co.* (Mar. 17, 2009) *("International Paper")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *EMC Corp.* (Feb. 24, 2009) *("EMC')* (same); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings).

Throughout the 2010 proxy season, the Staff continued to conclude that a company may exclude a shareholder proposal on the ability of its shareholders to call a special meeting because the company intended to submit a company-sponsored proposal on the same issue, but with a different threshold. *See, e.g., The Hain Celestial Group, Inc.* (September 16, 2010) *("Hain")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Raytheon Co.* (Mar. 29, 2010) *("Raytheon")* (same); *Lowe's Cos., Inc.* (Mar. 22, 2010) *("Lowe's")* (same); *Pinnacle West Capital Corp.* (Mar. 1, 2010) *("Pinnacle")* (same); *Goldman Sachs Group, Inc.* (Feb. 3, 2010; *recon. denied* Feb. 22, 2010) *("Goldman Sachs")* (same); *Genzyme Corp.* (Mar. 1, 2010) *("Genzyme")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting to call such meetings); *Liz Claiborne, Inc.* (Feb. 25, 2010) *("Liz Clairborne")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 35% of outstanding stock to call such meetings); and *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010) *("Medco")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings).

The Proposal directly conflicts with the Corporation Proposal because the proposals relate to the same subject matter (the ability to call a special stockholder meeting) but include different thresholds for the percentage of shares required to call special stockholder meetings. Because the Corporation Proposal and the Proposal differ in the threshold percentage of share ownership to call a special stockholder meeting, there is potential for conflicting outcomes if the Corporation's stockholders consider and adopt both the Corporation Proposal and the Proposal. The Staff has previously permitted exclusion of a shareholder proposal under circumstances nearly identical to the Corporation's. *See, e.g., Hain; Raytheon; Lowe's; Pinnacle; Goldman Sachs; Genzyme; Liz Claiborne; Medco; Becton; Heinz; International Paper; and EMC.* As in those letters, the inclusion of the Corporation Proposal and the Proposal in the 2011 Proxy Materials would present alternative and conflicting decisions for the Corporation's stockholders and create the potential for inconsistent and ambiguous results if both proposals were approved.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Staff by February 8, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Thank you for your prompt attention to this matter.

Very truly yours,



Megan M. Pavich
Senior Attorney
Allstate Insurance Company

Copies w/enclosures to: Jennifer M. Hager
Emil Rossi
John Chevedden by e*** FISMA & OMB Memorandum M-07-16 ***xt business day delivery

Exhibit A

(The Proposal and related correspondence with the Proponent)

A-1 John Chevedden's e-mail of October 21, 2010, to Mary McGinn. The email attachment includes Emil Rossi's letter dated October 4, 2010, and his Proposal.

A-2 Email from Megan Pavich to John Chevedden dated November 11, 2010, including attachment of the press release dated November 9, 2010, regarding The Allstate Corporation decision to seek amendment to the certificate of incorporation to allow stockholders the right to call special meeting.

Exhibit A-1

Pavich, Megan (Law)

To: Pavich, Megan (Law)
Subject: RE: Rule 14a-8 Proposal (ALL)

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 21, 2010 9:31 PM
To: McGinn, Mary (Law Dept)
Subject: Rule 14a-8 Proposal (ALL)

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Emil Rossi

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Wilson
Chairman of the Board
The Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062
Phone: 847 402-5000

Dear Mr. Wilson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Emil Rossi

Oct. 4 - 2010
Date

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
FX: 847-326-7524
FX: 847 326-9722

[ALL: Rule 14a-8 Proposal, October 21, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55%-support to the 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

October 21, 2010

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Transfer on Death Account

To: Emil Rossi

All quantities are held long in the above noted account of Emil Rossi as of the date of this letter. All quantities continue to be held without interruption.

Allstate Corporation
Held 6094 shares, deposited 3/21/2003

AT&T INC
Held 1000 shares, purchased 02/26/2010

Bank of America Corp
Held 2000 shares, deposited 3/21/2003

Discover Financial Svcs
Held 2564 shares, spin off of Morgan Stanley 6/29/2007

Du Pont EI De Nemours & Co
Held 1000 shares, purchased 6/15/2009

Entergy Corp New
Held 558 shares, deposited 3/21/2003

Gencorp Inc.
Held 1887 shares, deposited 3/7/2003

GT Northern Iron Ore
Held 1100 shares, deposited 3/21/2003

Kinder Morgan Energy Ptrs LP
Held 2780 shares, deposited 3/21/2003

Marathon Oil Co
Held 300 Shares, deposited 4/14/2003

Merck & Co Inc New Com
Held 2576 shares,
purchased 1000 shares 6/8/2005, purchased 1000 shares 6/15/2005 – Merck & Co reorg exchange 576 shares 11/5/2009

Mesabi Tr CBI
Held 7000 shares, deposited 4/14/2003

Morgan Stanley
Held 3000 shares, deposited 3/21/2003 + 1000 shares, purchased 02/26/2010

Newmont Mining Corp (NEW)
Held 430 shares, deposited 4/14/2003

Occidental Petroleum Corp DE
Held 830 shares, deposited 4/14/2003

Ominova Solutions Inc.
Held 1887 shares, deposited 4/14/2003

PG&E Corporation
Held 50 shares, journal in 6/11/2003

Pinnacle West Capital Corp
Held 300 shares, journal in 6/11/2003

Plum Creek Timber Co INC REI
Held 3000 shares, deposited 4/14/2003

PPL Corporation
Held 2000 shares, deposited 4/14/2003

Sears Holding Corp
Held 734 shares, tendered Sears Roebuck & Co 3/30/2005

Terra Nitrogen Co LP Com Unit
Held 1000 shares, deposited 4/14/2003

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S Christensen
Financial Advisor

Exhibit A-2

Pavich, Megan (Law)

From: Pavich, Megan (Law)
Sent: Thursday, November 11, 2010 2:26 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Smith, Katherine (Law)
Subject: The Allstate Corporation

Attachments: PressRelease110910.pdf

Mr. Chevedden,
Please see the attached news release of The Allstate Corporation. We would like to set up a time to speak with you regarding this news release and Mr. Rossi's stockholder proposal seeking the right to call a special meeting. Please let me know when would be a convenient time for you.



PressRelease11
910.pdf (28 KB).

Megan Pavich
Senior Attorney
Securities and Corporate Governance

Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Phone 847-402-7996
Fax 847-326-7524
Megan.Pavich@allstate.com


Allstate.
You're in good hands.

NEWS

FOR IMMEDIATE RELEASE

Contact: Maryellen Thielen
(847) 402-5600

Allstate Announces Plans to Allow Shareholders to Call a Special Meeting

Board Responds to Shareholder Sentiment at 2010 Annual Meeting

NORTHBROOK, Ill., November 9, 2010 – The Allstate Corporation board of directors today announced plans to grant the right to call a special meeting to shareholders who hold at least 20% of the company's outstanding common stock. Resulting amendments to the company's certificate of incorporation will require shareholder approval at the 2011 annual meeting.

"A similar proposal was approved by a majority of shareholders in an advisory vote at last May's annual meeting. Our board has listened and responded," said Thomas J. Wilson, chairman, president and chief executive officer. "Our board also responded to shareholder sentiments when it terminated the rights plan in 2003, adopted a majority vote standard in the election of directors in 2006, and eliminated the supermajority vote provisions from our governance documents in 2007. We took these actions after a very thorough review of each issue in light of what's in the best interest of our shareholders. We are committed to shareowner accountability and strong corporate governance standards."

At last May's annual meeting, shareholders also cast advisory votes on a proposal to allow shareholders the right to act by written consent of a majority of shares outstanding in lieu of a meeting. The purpose of this proposal is similar to that of the special meeting proposal – both sought to give shareholders an opportunity to vote on important matters outside the normal annual meeting cycle. As a result of the decision to grant the right to stockholders to call special meetings, the board does not plan to take further action on written consent.

The Allstate Corporation (NYSE: ALL) is the nation's largest publicly held personal lines insurer. Widely known through the "You're In Good Hands With Allstate®" slogan, Allstate is reinventing protection and retirement to help more than 17 million households insure what they have today and better prepare for tomorrow. Consumers access Allstate insurance products (auto, home, life and retirement) and services through Allstate agencies, independent agencies, and Allstate exclusive financial representatives in the U.S. and Canada, as well as via www.allstate.com and 1-800 Allstate®.

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